[DATE]

Evermore Global Value Fund

89 Summit Avenue

Summit, New Jersey 07901

RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

Re:	Agreement and Plan of Reorganization by and among The RBB Fund Trust and Evermore Global Value Fund, dated [DATE]

Ladies and Gentlemen:

You have asked for our opinion as to certain U.S. federal income tax consequences of transactions contemplated in the above Agreement and Plan of Reorganization (the “Reorganization Agreement”).

Background

Evermore Funds Trust (“Evermore Trust”) is a Massachusetts business trust consisting of one investment portfolio, which is the Evermore Global Value Fund (the “Predecessor Fund”). The RBB Fund Trust (“RBB”) is a Delaware statutory trust consisting of multiple investment portfolios, one of which is the Evermore Global Value Fund (the “Successor Fund”). Evermore Trust and RBB are open-end investment management companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Successor Fund was formed by RBB on [•], 2022, has never commenced operations and has no existing shareholders, assets, property or tax attributes.

On this date, the Predecessor Fund will transfer all of its assets and liabilities to the Successor Fund in exchange for all current and outstanding shares in the Successor Fund (“Successor Fund Shares”). The Predecessor Fund will then distribute all Successor Fund Shares to the holders of all current and outstanding Predecessor Fund shares (“Predecessor Fund Shares,” and the holders thereof the “Predecessor Fund Shareholders”) in respect of their Predecessor Fund Shares, in complete liquidation of the Predecessor Fund, and the existence of the Predecessor Fund will be terminated. All of the above steps will constitute the “Transaction.” After this date, the Successor Fund will continue the investment operations of the Predecessor Fund.

For purposes of this opinion, we have relied on certain written representations of officers of Evermore Trust and RBB, copies of which are attached hereto, and have assumed those representations to be true. We have also assumed that the Reorganization Agreement and any other documentation related to the Transaction have been duly authorized and approved by any and all required parties, including the Predecessor Fund Shareholders, and that all required and appropriate documents have been filed with the appropriate government agencies. We have further assumed that the Transaction will occur and be carried out pursuant to the terms of the Reorganization Agreement without deviation therefrom.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Reorganization Agreement.

Conclusions

Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations currently in effect, current published administrative positions of the Internal Revenue Service, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Combined Proxy Statement and Prospectus dated [DATE] (the “Proxy-Prospectus”), and the Reorganization Agreement), and subject to the limitations set forth below, it is our opinion that, for U.S. federal income tax purposes:

(a) the Transaction will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Predecessor Fund and the Successor Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b) the Predecessor Fund will recognize no gain or loss (a) upon the transfer of its assets to the Successor Fund in exchange for Successor Fund Shares and the assumption of the liabilities, if any, of the Predecessor Fund or (b) upon the subsequent distribution of the Successor Fund Shares to the Predecessor Fund Shareholders in respect of their Predecessor Fund Shares;

(c) the Successor Fund will recognize no gain or loss upon the receipt of the assets of the Predecessor Fund in exchange for the Successor Fund Shares and the Successor Fund’s assumption of the liabilities, if any, of the Predecessor Fund;

(d) the tax basis in the hands of the Successor Fund of each asset of the Predecessor Fund transferred to the Successor Fund in the Transaction will be the same as the basis of that asset in the hands of the Predecessor Fund immediately before the Transaction, and the Successor Fund’s holding period for each asset will include the Predecessor Fund’s holding period for the asset;

(e) the Predecessor Fund Shareholders will recognize no gain or loss upon their receipt of the Successor Fund Shares in the Transaction;

(f) the aggregate adjusted tax basis of the Successor Fund Shares received by each Predecessor Fund Shareholder will equal the aggregate adjusted tax basis of the Predecessor Fund Shares surrendered in exchange therefor, and the holding period of the Successor Fund Shares received by each Predecessor Fund Shareholder will include the holding period of the Predecessor Fund Shares surrendered in exchange therefor, provided that the Predecessor Fund Shares are held by that shareholder as capital assets on the date of the exchange; and

(g) the taxable year of the Predecessor Fund will not end on the Closing Date but will instead continue as the taxable year of the Successor Fund, and the Successor Fund will succeed to and take into account the tax attributes of the Predecessor Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues discussed herein. We express no opinion relating to any Federal income tax matter except on the basis of the factual assumptions described above. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing final and proposed Treasury regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such change could affect the validity of the opinion set forth above, and we are under no duty or obligation to update our opinion to reflect any changes or modifications made following delivery of this opinion. Also, future changes in federal income tax laws, regulations, and the interpretation thereof can have retroactive effect in a manner that could affect the validity of the opinion set forth above.

We hereby consent to the filing of the form of this opinion as an exhibit to the N-14 Registration Statement and to the reference to us under the heading [“INFORMATION ABOUT THE REORGANIZATION— Federal Income Tax Consequences”] in the Proxy-Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,